                                                      RULE NO. 424(b)(3)
                                                      REGISTRATION NO. 333-44173


                             SUBJECT TO COMPLETION
                  PRICING SUPPLEMENT, DATED FEBRUARY 26, 1998

PRICING SUPPLEMENT
------------------
(TO PROSPECTUS AND PROSPECTUS SUPPLEMENT EACH DATED JULY 7, 1997)

                                    [LOGO]

                                 $400,000,000
                          AGGREGATE PRINCIPAL AMOUNT

                           MERRILL LYNCH & CO., INC.
                          MEDIUM-TERM NOTES, SERIES B
                  DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

                 CALLABLE ZERO COUPON NOTES DUE MARCH  , 2028

Aggregate Principal
 Amount at Stated
 Maturity:               $400,000,000
Price to Public:         $     per $1,000 principal amount at stated maturity of the
                         Notes ("Issue Price")
Original Issue Date:     March  , 1998
Stated Maturity:         March  , 2028
Interest Rate:           0% per annum
Yield to Stated
 Maturity:                % per annum (on a semi-annual bond equivalent basis)
Interest Payment Dates:  Accrued Original Issue Discount will be paid upon maturity or upon the occurrence of an Event of Default, as described below.
Optional Redemption
 Date:                   March  , 2008
Redemption Price:         % of the Principal Amount
Form:                    Book-Entry Note
Other Provisions:        Notwithstanding any other provision contained in the Notes offered hereby, if an Event of Default (as defined in the 1993
                         Indenture) with respect to the Notes shall occur and be
                         continuing and the principal of all the Notes is declared due and payable in the manner and with the effect provided in the
                         Indenture, "principal" with respect to the Notes in determining any amount then declared due and payable shall mean the Issue
                         Price of the Note plus Original Issue Discount accrued from the
                         Original Issue Date to the date of acceleration (calculated on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months). Original Issue Discount shall equal
                         $     per $1,000 principal amount at stated maturity of the
                         Notes.

  This Pricing Supplement relates to $     aggregate principal amount at
stated maturity of Notes which the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), and which the Underwriter has agreed to purchase from the Company, at a price of % of the principal amount thereof. The Underwriter has advised the Company that it proposes initially to offer the Notes to the public at the Price to Public specified above. The Underwriter may sell Notes to certain dealers less a selling concession not in excess of % of the principal amount of Notes. After the initial public offering, the Price to Public and concession may be changed.

                               ----------------

                              MERRILL LYNCH & CO.

                               ----------------

             The date of this Pricing Supplement is March   , 1998

                              RECENT DEVELOPMENTS

  As of January 26, 1998, the Company, through ML Invest plc, an indirect, wholly owned subsidiary, acquired through a tender offer (the "Offer") substantially all of the outstanding share capital of Mercury Asset Management Group plc ("MAM") at a price of (Pounds)17 per share, with an aggregate offer value for all of the outstanding shares of approximately (Pounds)3.1 billion (approximately $5.3 billion), ML Invest plc has commenced the statutory procedure to compulsorily acquire all MAM shares not tendered into the Offer, which is expected to result in 100% ownership of MAM by the first week of March, 1998.

                             DESCRIPTION OF NOTES

GENERAL

  The Medium-Term Notes, Series B of Merrill Lynch & Co., Inc. (the "Company") offered hereby are "Callable Zero Coupon Notes due March , 2028" and are referred to in this Pricing Supplement as the "Notes". The Notes are Fixed Rate Notes as described in the accompanying Prospectus Supplement dated July 7, 1997. Certain provisions of the Notes and terms used herein are more fully described in the accompanying Prospectus and Prospectus Supplement. Notwithstanding the provisions contained in the Prospectus Supplement dated July 7, 1997, attached hereto, the Company may redeem the Notes in whole only on March , 2008 (the "Optional Redemption Date"), upon notice given not more than 60 nor less than 30 days prior to the Optional Redemption Date, at a Redemption Price equal to the principal amount at stated maturity of the Notes multiplied by %.

INTEREST AND ORIGINAL ISSUE DISCOUNT

  The Notes pay no interest and have been issued at a price that is a discount from the principal amount. Accrued Original Issue Discount will be paid upon maturity or upon the occurrence of an Event of Default, as described below. Notwithstanding any other provision contained in the Notes offered hereby, if an Event of Default (as defined in the 1993 Indenture) with respect to the Notes shall occur and be continuing and the principal of all the Notes is declared due and payable in the manner and with the effect provided in the Indenture, "principal" with respect to the Notes in determining any amount then declared due and payable shall mean the Issue Price of this Note plus Original Issue Discount accrued from the Original Issue Date to the date of acceleration (calculated on a semi-annual bond equivalent basis using a 360-
day year composed of twelve 30-day months). Issue Price shall equal $     per
$1,000 principal amount at stated maturity of the Notes and Original Issue
Discount shall equal $    per $1,000 principal amount at stated maturity of
the Notes.

  The following table shows the Issue Price of the Notes plus the amount of accrued Original Issue Discount per $1,000 principal amount of the Notes through December 31, or March , in the case of the year 2028, of each year indicated below (calculated on a semi-annual bond equivalent basis using a 360-day year composed of twelve 30-day months). The table below assumes that the Company does not redeem the Notes on the Optional Redemption Date.

       1998         $                   2009               $                   2020               $
       1999         $                   2010               $                   2021               $
       2000         $                   2011               $                   2022               $
       2001         $                   2012               $                   2023               $
       2002         $                   2013               $                   2024               $
       2003         $                   2014               $                   2025               $
       2004         $                   2015               $                   2026               $
       2005         $                   2016               $                   2027               $
       2006         $                   2017               $                   2028               $
       2007         $                   2018               $
       2008         $                   2019               $

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

                            ADDITIONAL RISK FACTORS

  In addition to the risks described in "Risk Factors" in the accompanying Prospectus Supplement dated July 7, 1997, an investor should consider that the prices at which zero-coupon instruments, such as the Notes, trade in the secondary market tend to fluctuate more in relation to general changes in interest rates than do such prices for conventional interest-bearing securities with comparable maturities. Generally, the longer the remaining term of such instruments, the greater the price volatility as compared with that of conventional interest-bearing securities with comparable maturities.

  The ability of the Company to redeem the Notes prior to their stated maturity might adversely affect the market value of the Notes relative to the market value of comparable zero-coupon debt securities of the Company without an early redemption provision. In particular, as the Optional Redemption Date approaches, the market value of the Notes generally will not exceed the Redemption Price. Since the Company may be expected to redeem the Notes when prevailing interest rates are relatively low, an investor might not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest yield realized on the Notes implicit in the accrual of the Original Issue Discount. Prospective investors should be able to bear the occurrence of redemption and the related risks pertaining to an investment in the Notes.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  Although the Notes do not provide for current payments of interest, beneficial owners of the Notes will be required to include Original Issue Discount into income over the term of the Notes. See "Certain United States Federal Income Tax Considerations" in the accompanying Prospectus Supplement dated July 7, 1997 for a discussion of the tax consequences of investing in the Notes.

                                      S-3